March 3, 2020

Bruce Young
Chief Executive Officer and Director
Concrete Pumping Holdings, Inc.
500 E. 84th Ave.
Suite A-5
Thornton, CO 80229

       Re: Concrete Pumping Holdings, Inc.
           Form S-3
           Filed February 27, 2020
           File No. 333-236726

Dear Mr. Young:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacie Gorman at 202-551-3585 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:    Elliott M. Smith, Esq.